UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNOUNCEMENT OF UPDATES TO SHARE BUYBACK OFFER

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information concerning updates to the buyback of its equity shares (the “Share Buyback Offer”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On December 22, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of updates regarding its Share Buyback Offer. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1.

On December 24, 2020, the Company further informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of updates regarding its Share Buyback Offer. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.2.

On December 24, 2020, the Company filed the final form of its Letter of Offer with the securities exchanges in India on which its securities are listed and the New York Stock Exchange. A copy of such Letter of Offer is attached to this Form 6-K as Item 99.3. This Letter of Offer will be sent to shareholders appearing on the record date of December 11, 2020, on or before December 26, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: December 28, 2020

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges on December 22, 2020

99.2	Letter to the Stock Exchanges on December 24, 2020

99.3	Letter of Offer filed on December 24, 2020